EXHIBIT 99.1

September 23, 2012

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Class Action – Pelephone Communications Ltd.

On September 23, 2012, the Company was notified by its subsidiary, Pelephone Communications Ltd. ("Pelephone") of a lawsuit together with a motion to certify the claim as a class action of which it had received notice that day and which were filed against it with the District Court (Central District).

According to the plaintiff, Pelephone unlawfully charged monies for the cost of cellular phone devices, cancelled phone lines, web browsing services and various services and for collection costs and voucher fees.

The claimed amount is approximately NIS 57 million for the causes of action sought, plus a total of NIS 1,000 as compensation for "anguish" caused to each of the members of the class.

It is noteworthy that a class action is pending against Pelephone, and a portion of the causes of action sought therein are similar to those alleged in the above-described claim (for details regarding the claim filed in July 2008, see Section 3.21.1(d) of the chapter containing a description of the company's business affairs in the Company's 2011 financial statements and in the immediate report dated August 7, 2012, reference no. 2012-01-203589).

Pelephone is studying the claim and neither Pelephone and/nor the Company is unable, at the present stage, to evaluate the claim's likelihood of success.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.